Flowr Receives NASDAQ Listing Approval

Toronto, Ontario — May 23, 2019 — The Flowr Corporation (TSXV: FLWR; OTC: FLWPF) ("Flowr" or the "Company"), a Canadian Licensed Producer with an expanding global cannabis production platform, is pleased to announce that the Nasdaq Stock Market ("Nasdaq") has approved the Company’s application to have its common shares listed on the Nasdaq Capital Market. A trading date will be announced by the Company upon the Company’s Form 40-F registration statement becoming effective with the United States Securities and Exchange Commission. The common shares will be listed on the Nasdaq under the symbol "FLWR". The Company's common shares listed on the TSX Venture Exchange will continue to trade under the symbol FLWR.

"We have made tremendous progress against our strategic priorities in 2019, and the approval of our listing on the Nasdaq further enhances our capital markets objectives. This listing provides us with broader access to investors around the world and is a natural progression for Flowr," commented Vinay Tolia, Chief Executive Officer of Flowr. "Later this year we expect to complete construction of our purpose-built indoor cannabis facility, Kelowna 1, which will position us to pursue further expansion at our Kelowna Campus, while at the same time advancing our global plans through our announced partnership with Holigen Holdings Limited."

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

CONTACT INFORMATION:

MEDIA:
Sean Griffin
Vice President, Communications & Public Relations
(877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital Markets
(877) 356-9726 ext. 1528
thierry@flowr.ca

Forward-Looking Information

This press release includes forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws regarding Flowr and its business, which may include, but are not limited to: Flowr expanding its global cannabis production platform, statements with respect to Holigen, including the closing of the acquisition of a 19.8% interest in Holigen, the completion of the Kelowna 1 facility enabling Flowr to begin to capitalize on strategic growth opportunities, the completion of Kelowna 1 positioning Flowr to pursue further expansion of its Kelowna Campus, the completion and timing of completion of the Kelowna 1 facility, the additional grow rooms that will become available upon completion of the Kelowna 1 facility, the listing of the Company’s common shares on the NASDAQ, the timing thereof, the trading of the common shares being approved for listing, the approval of the Form 40-F registration statement by the United States Securities and Exchange Commission and the timing for such approval, Flowr’s strategic priorities for 2019 and progress with respect thereto, Flowr further enhancing its capital market objectives, Flowr having broader access to investors, Flowr being well positioned to complete its facilities build-out and ramp-up production in 2019 and capitalize on its strategic growth opportunities globally, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeal to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including, but not limited to, Flowr being unable to expand its global cannabis production platform, Flowr being delayed in closing the acquisition of a 19.8% interest in Holigen or such acquisition not being completed, Flowr’s operational efficiency not improving as a result of the completion of the Kelowna 1 facility, the completion of the Kelowna 1 facility not allowing Flowr to begin to capitalize on strategic growth opportunities, Flowr not achieving or producing the number of kilograms of capacity on an annualized basis as expected, which could have a material adverse effect on Flowr’s business, financial condition and results of operations, Flowr not being able to or being delayed in selling a wide selection of cannabis cultivars in both seed and clone form in 2019, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the Company’s cultivation process not enabling it to produce high quality clones, Flowr not being able to produce the number of clones expected or at all on annualized basis upon completion of the Kelowna 1 facility, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the clones that Flowr produces not being incremental to the Company’s cultivation process and in excess of what it needs for its retail and medical production, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the Kelowna 1 facility not being completed or completed in time, the additional grow rooms that will become available upon completion of the Kelowna 1 facility not becoming available on time or at all, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the listing of the Company’s common shares on the NASDAQ being delayed, which could impact the liquidity of the Company’s common shares or cause a significant decline in the price of the common shares, the SEC not bringing the Form 40-F registration statement effective, Flowr being unable to achieve its strategic priorities for 2019, the listing of the Company’s common shares on NASDAQ not enhancing Flowr’s capital market objectives and/or not providing greater access to investors, , Flowr not being able to execute on growth strategies, including international opportunities, which could adversely impact Flowr’s growth and future prospects, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations or expand domestically or globally and such financing not being available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr’s products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements (including the Hawthorne and Holigen partnerships), possible failure to realize the anticipated benefits of partnership arrangements (including the Hawthorne and Holigen partnerships), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.